Item 77D

SCUDDER INTERMEDIATE GOVERNMENT TRUST

Scudder Intermediate Government Trust changed its name-related investment policy. Prior to July 31, 2002, the Fund's policy stated that at least 65% of the Fund's assets will, under normal circumstances, be invested in U.S. Government Securities. (This policy is fundamental.) U.S. Government Securities shall include the following: U.S. Treasury Securities, Obligation Issued or Guaranteed by U.S. Government Agencies and Instrumentalities, Mortgage-Backed Securities Issued or Guaranteed by U.S Government Instrumentalities, Zero coupon U.S. Government Securities, Additional Considerations. Options, futures and options on futures will not be counted for purposes of satisfying the 65% policy., during normal market conditions, at least 80% of the Fund's net assets will be invested in municipal securities. The strategy was revised as follows:
Under normal circumstances, at least 80% of the Fund's net assets, plus the amount of any borrowings for investment purposes, will be invested in U.S. government securities. In addition, the fund normally maintains a dollar -weighted average maturity of more than three years but less than 10 years. U.S. government Securities shall include the following: U.S. Treasury Securities, Obligation Issued or Guaranteed by U.S. Government Agencies and Instrumentalities, Mortgage-Backed Securities Issued or Guaranteed by U.S Government Instrumentalities, Zero coupon U.S. Government Securities.